December 3, 2020

VIA E-MAIL

Joshua D. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Re:    Aspiriant Risk-Managed Real Asset Fund
       File Nos. 333-249821, 811-23616

Dear Mr. Deringer:

        On November 3, 2020, you filed an initial registration statement on Form N-2 on behalf of
Aspiriant Risk-Managed Real Asset Fund (the    Fund   ). Our comments are set
forth below.
Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1.      We note that portions of the filing, including the Fund   s financial
statements, are
incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to transactions with certain affiliates.

3. We note your filing contemplates a formation transaction with a predecessor Account.
Please explain to us the timing, material terms, and mechanics of your formation transaction and how it will be consummated in compliance with the federal securities laws.

Cover Page

4. Disclose the date for the Commencement of Operations. We may have further comment.
 Joshua D. Deringer, Esq.
December 3, 2020
Page 2


Prospectus

Performance (page 4)

5.      Explain supplementally why the Predecessor Fund   s performance will
not be adjusted to
reflect projected Acquired Fund Fees and Expenses.

Investment Strategies (page 8)

6. The disclosure indicates that the Cayman Subsidiary will be a controlled foreign
corporation (   CFC   ). Provide the following disclosure:

       Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18)
       on an aggregate basis with the CFC.
       Disclose that each investment adviser to the CFC complies with provisions of the
       Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act.
       The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying
       with Section 15(c), the reviews of the fund   s and the CFC   s
investment advisory
       agreements may be combined.
       Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.
       Disclose any of the CFC   s principal investment strategies or principal
risks that constitute
       principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.
       Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.
       Confirm in correspondence that: (1) the CFC   s management fee
(including any
       performance fee) will be included in    Management Fees    and the CFC
s expenses will be
       included in    Other Expenses    in the fund   s prospectus fee table;
(2) the CFC and its
       board of directors will agree to designate an agent for service of process in the United
       States; and (3) the CFC and its board of directors will agree to inspection by the staff of
       the CFC   s books and records, which will be maintained in accordance with Section 31 of
       the Investment Company Act and the rules thereunder.

Principal Risk Factors (page 8)

7.     On page 9, two separate risk factors contain captions of    Limited
Liquidity; In-Kind
Distribution.    Consider reorganizing the risks addressed in these risk
factors and appropriately
caption them.
 Joshua D. Deringer, Esq.
December 3, 2020
Page 3



Borrowing; Use of Leverage (page 9)

8.     Explain what the phrase    to trade notional equity in excess of the
equity actually
available in their accounts    means in plain English.

Derivative Instruments (page 9)

9.     Tailor the disclosure related to the Fund   s derivatives to how the
Fund expects to be
managed and address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.
See Letter to ICI from Barry Miller regarding Derivatives-Related Disclosures by Investment
Companies dated July 30, 2010.

Limits of Risk Disclosure (page 17)

10. Delete the first sentence of this section. Discuss all of the principal risks to the fund in the Risk Factor section.

Global Real Estate Opportunities, L.P. Performance (page 18)

11. Please provide the following information supplementally in correspondence:

           Describe the background of the predecessor Account, including information about when and why the predecessor Account was created.
           State that the adviser for the Fund was the adviser for the predecessor Account for the entire performance period shown. Also, state whether the adviser managed any other
           Accounts that were materially equivalent to the Fund and whether these other
           Accounts are being converted to registered companies, and if not, why not? Explain why the predecessor Account was chosen to be registered and if any other materially equivalent Account had lower performance as compared with the predecessor
           Account.
           State whether the predecessor Account transferred substantially all of its portfolio securities or whether the predecessor Account transferred only a portion of its assets to the newly registered fund. Also state whether a portion of the predecessor fund was redeemed prior to the conversion and, if so, where were the proceeds of that redemption directed.
           State whether the adviser believes that the predecessor Account could have complied with Subchapter M of the Internal Revenue Code. If a predecessor Account cannot represent that it could have complied with Subchapter M, we may determine that the
           fund cannot present the predecessor   s performance.
           Describe supplementally whether the predecessor Account made any investment strategy changes to the Account within a one year period prior to the date the registration statement was filed and whether such changes were made in anticipation
 Joshua D. Deringer, Esq.
December 3, 2020
Page 4


           of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the predecessor Account within a one year period prior to the date the registration statement was filed. If any investors in the predecessor Account redeemed out of the predecessor Account within a one year of this date, please describe whether such investors were able to invest in an Account with substantially similar investment strategies to that of the predecessor Account.

12. Represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers
Act.

13. Clarify that the performance is of the Predecessor Fund, rather than a similarly managed account.

Investment Management Fee (page 19)

14. Explain supplementally your basis for excluding fees and expenses of the Fund for a
particular quarter when calculating    NAV    for purposes of the Investment
Management Fee.
Consider whether using the term    NAV    is not misleading in this
circumstance. To the extent
that excluding certain fees and expenses may increase the advisory fee, that fact should be stated clearly and your disclosure should explain how the advisory agreement defines excludable fees and expenses. In addition, please tell us the policies and procedures in place to determine the appropriateness of excluding certain items and managing such conflicts.

Conflicts of Interest (page 21)

15.     Delete or revise appropriately the phrase    and to have waived any
claim with respect to
any liability arising from the existence of any such conflict of interest.    A
provision purporting
to waive compliance with the Securities Act of 1933 is void. See Section 14 of the Securities
Act.

Credit Facility (page 24)

16.     We note your disclosure that the Fund    may enter into one or more
credit agreements.
With a view to disclosure, please advise us of the size, timing and purpose of any intended near-term borrowings. Please consider the need for updated disclosure, including the presentation of interest expense in your fee table.
 Joshua D. Deringer, Esq.
December 3, 2020
Page 5


Statement of Additional Information

Fundamental Policies (page 3)

17.    Disclose the Fund   s fundamental policy with regard to purchasing
commodities. See
Item 17 of Form N-2.

Independent Trustees (page 12)

18. The occupation column in the table relating to certain trustees does not appear to include all information covering the past 5 years. Please either revise the table to include all occupational information for the past 5 years or explain to us why such information is not necessary (e.g., retirement).

Part C: Other Information

Item 15. Financial Statements and Exhibits

19.    Please file the finalized exhibits once they are available.

Signatures

20. Please add signature lines for the required officers and at least a majority of the Funds trustees. See Section 6 of the Securities Act.


                                              *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
 Joshua D. Deringer, Esq.
December 3, 2020
Page 6


       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or Mindy Rotter at (212) 336-1096 with respect to any accounting comments.


                                                                     Sincerely,

                                                                  /s/ Raymond
A. Be

                                                                     Raymond A.
Be

Attorney-Adviser


cc: Jay Williamson, Securities and Exchange Commission